December 29, 2008

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549-3720

Re:	National CineMedia, Inc.
Form 10-K for the year ended December 27, 2007
Filed March 7, 2008
File No. 001-33296

Dear Mr. Spirgel:

The following response to your Comment Letter dated December 5, 2008 (received on December 16, 2008) regarding your review of the Form 10-K for the year ended December 27, 2007 for National CineMedia, Inc. (the “Company”), is being transmitted via EDGAR for filing with the Securities and Exchange Commission (the “Commission”).

In preparing our response to the Comment Letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing(s);

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing(s); and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

Form 10-K for the year ended December 31, 2007:

1.	Available Information, page 20: In future filings, please revise your disclosure to reflect our current address, 100 F. Street, N.E., Washington, D.C. 20549.

The Company apologizes for using an incorrect address and will use the current address in all of our future filings.

2.	EBITDA, page 48: In future filings, please disclose that management uses EBITDA in determining levels of executive compensation.

The Company acknowledges the staff’s comment and will disclose in our future filings that EBITDA (or the equivalent measure of OIBDA as applicable) is used in determining the levels of executive compensation.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K:

3.	Certain Relationships and Related Party Transactions, page 12: We note you disclose numerous agreements entered into by NCM, Inc. and NCM LLC in 2007. In addition, we note that you have not filed some of the agreements as exhibits to your Form 10-K for fiscal year ended December 27, 2007. In future filings, please file such agreements as exhibits or confirm in your response letter that you consider them ordinary course agreements pursuant to Regulation S-K Item 601(b)(10).

The Company has reviewed the agreements referenced in the Certain Relationships and Related Party Transactions section and advises the staff as follows:

a.	Exhibitor Services Agreements – Please refer to exhibits 10.2, 10.3 and 10.4 in the Index to Exhibits included in the filing.

b.	Exhibitor Services Agreement Payment Letter – Please refer to exhibit 10.5 in the Index to Exhibits included in the filing.

c.	NCM LLC Operating Agreement – Please refer to exhibit 10.1 in the Index to Exhibits included in the filing.

d.	Common Unit Adjustment Agreement – Please refer to exhibit 10.6 in the Index to Exhibits included in the filing.

e.	Tax Receivable Agreement – Please refer to exhibit 10.7 in the Index to Exhibits included in the filing.

f.	Loews Screen Integration Agreement – Please refer to exhibit 10.8 in the Index to Exhibits included in the filing.

g.	Software License Agreement – Please refer to exhibit 10.9 in the Index to Exhibits included in the filing.

h.	Director Designation Agreement – Please refer to exhibit 10.10 in the Index to Exhibits included in the filing.

i.	Registration Rights Agreement – Please refer to exhibit 10.11 in the Index to Exhibits included in the filing.

j.	Management Services Agreement – Please refer to exhibit 10.12 in the Index to Exhibits included in the filing.

k.	Option Substitution Agreement – Please refer to exhibit 10.20 in the Index to Exhibits included in the filing.

l.	Restricted Stock Agreement – Please refer to exhibit 10.21 in the Index to Exhibits included in the filing.

With respect to the Unit Purchase Agreement and the Common Unit Subscription Agreement, the Company advises the staff that these agreements were entered into in connection with the formation of the Company prior to its initial public offering (the “IPO”) and the underwriters’ exercise of their over-allotment option in the IPO. These contracts and agreements have been completely performed and all obligations of all parties to these agreements were completed at or before the closing of the IPO. As a result, the company determined that these contracts were not required to be and have not been filed as exhibits to our filings.

Similarly, the Joint Defense Agreement was entered into in connection with the restructuring of National CineMedia LLC in connection with the Company’s IPO and the Company is not a party to the Joint Defense Agreement. Therefore, the Company has determined that this agreement was not required to be filed as an exhibit to the Company’s filings.

For the related party transactions noted with Ideacast, Inc., The Anschutz Corporation, AEG Live, Hughes Network, and various office subleases with our Founding Members, management confirms that these are not material to the Company or are ordinary course agreements and as such are not required to be and have not been filed as exhibits to our filings.

4.	Summary of the Performance Plan, page 29 and Limitation on Discretion, page 30: In future filings, please explain the subjective criteria used with respect to each executive in decisions to reduce the amounts of potential performance bonus awards. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

The Company acknowledges the staff’s comment and will provide, in future filings, a more clear reference between sections to provide users detailed disclosure concerning the subjective criteria used with each named executive. Management respectfully notes for the staff that the criteria are outlined in footnotes (1) through (5) in the table titled “Fiscal 2007 Performance Bonus” on page 42 of the filing.

5.	Elements of Compensation, page 40 and Base Salary, page 41: We note on page 41 under “Base Salary”, you state that “we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable advertising, sales and digital technology companies, in line with our compensation philosophy.” In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

The Company acknowledges the staff’s comment and will, to the extent applicable and relevant to the determination by the Compensation Committee of compensation for the named executives, provide additional disclosure, including identification of benchmarked companies and/or groups of companies examined in our future filings.

6.	Compensation Decisions for 2008, page 48: We note your disclosure that the Compensation Committee “retained and will direct a nationally recognized consulting firm to provide independent advice and recommendations to the committee regarding executive compensation.” With respect to the engagement of the outside consulting firm, please in future filings provide the full disclosure set forth Item 407(e)(3)(iii) of Regulation S-K. This includes the identity of the consulting firm and a discussion of the material elements of the instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement.

The Company acknowledges the staff’s comment and will identify the consulting firm retained and material elements of direction from the Compensation Committee provided during the engagement in our future filings.

If you would like to discuss any of the responses above or any other matter, please contact Ralph E. Hardy, Executive Vice President, Secretary and General Counsel of National CineMedia, Inc. at (303)792-8630 or Gary W. Ferrera, Executive Vice President and Chief Financial Officer of National CineMedia, Inc. at (303)792-8230.

Sincerely,

/s/ Ralph E. Hardy	December 29, 2008
Ralph E. Hardy
Executive Vice President, Secretary and General Counsel

cc:	Mashenka Lundberg, Holme Roberts & Owen LLP